Exhibit 99.5

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

FORM OF PROXY FOR THE CLASS A MEETING

to be held on Friday, June 10, 2022

(or any adjournment(s) or postponement(s) thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Zhihu Inc. (the “Company”), a Cayman Islands company, of proxies from holders of Class A ordinary shares of the Company with a par value of US$0.000125 per share to be exercised at the class meeting of holders of Class A ordinary shares (the “Meeting”) to be held at 10:00 a.m., Beijing time, on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the notice of the Meeting (the “Meeting Notice”).

Only the holders of record of Class A ordinary shares on the Company’s register of members at the close of business on Tuesday, May 17, 2022, Hong Kong time (the “Record Date”) are entitled to receive notice of, to attend, and to vote at the Meeting. Each Class A ordinary share is entitled to one vote on all matters at the Meeting. The quorum of the Meeting is one or more members holding at least one-third in nominal or par value of the issued Class A ordinary shares of the Company, present in person or by proxy and entitled to vote at the Meeting.

The Class A ordinary shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Class A ordinary shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this form of proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Class A ordinary shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this form of proxy must be completed, signed, and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 48 hours before the Meeting, Hong Kong time, on June 8, 2022, to ensure your representation at the Meeting.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

Number of shares to which this form of proxy relates(Note 1)	Class A ordinary shares

FORM OF PROXY FOR THE CLASS A MEETING

to be held on Friday, June 10, 2022

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2)
of

being the registered holder(s) of ______________________________________________________________________________________________________________ Class A ordinary shares(Note 3), par value US$0.000125 per share, of Zhihu Inc. (“Company”) hereby appoint the chairman of the Class A Meeting(Note 4)

or

of

as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the class meeting of holders of the Class A ordinary shares of the Company (the “Class A Meeting”) to be held at at 10:00 a.m., Beijing time, on Friday, June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China (and at any adjournment thereof).

Please tick (“ √ ”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

RESOLUTION(Note 6)	FOR	AGAINST
1.

As an ordinary resolution,

THAT subject to the passing of the Class-Based Resolution (as defined below) at the class meeting of holders of the Class B ordinary shares with a par value of US$0.000125 each and the passing of a special resolution at the annual general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company’s Tenth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated May 19, 2022, by incorporating the following requirements under the Hong Kong Listing Rules: Rules 8A.09, 8A.13 to 8A.17, 8A.18(1), 8A.18(2), 8A.19, and 8A.22 to 8A.24 (collectively, the “Class-Based Resolution”).

Date: ________________________2022	Signature(s)(Note 7) __________________________________

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.

4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the Class A Meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the Class A Meeting is entitled to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“√”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“√”) THE BOX MARKED “AGAINST.” If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Class A Meeting other than those referred to in the notice convening the Class A Meeting.

6.	The description of the resolution is by way of summary only. The full text appears in the notice of the Class A Meeting.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.

8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.

9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).

10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Class A Meeting or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the Class A Meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.